UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SALE AND PURCHASE AGREEMENTS RELATING TO SHARES OF CHINA MERCHANTS NEW ENERGY
HOLDINGS LIMITED

China Technology Development Group Corporation (Nasdaq: CTDC; “we” or "the
Company") announced that China Green Holdings Limited (“CGHL”), one of our wholly-owned subsidiaries, has entered into two Sale and Purchase Agreements with respect to transfer of certain shares of China Merchants New Energy
Holdings Limited (the “CMNE Holdings”) held by CGHL.

On May 14, 2012, CGHL entered into a Sale and Purchase Agreement concerning 9%
of the issued share capital of CMNE Holdings with Profit Icon Investments
Limited (“Profit Icon”) and Goldpoly New Energy Holdings Limited, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the
“Listco”).  Pursuant to the agreement, on the terms and subject to the conditions set forth therein, Profit Icon agreed to acquire and CGHL agreed to sell the CMNE Holdings shares for consideration of HK$21,600,000 to be satisfied by the allotment and issuance of 22,905,621 Listco shares to CGHL or its nominee(s) (the “Consideration Shares”). The Consideration Shares represent approximately 2.6% of the issued share capital of the Listco after giving effect to the transactions contemplated by the Sale and Purchase Agreement.

Also on May 14, 2012, CGHL entered into a separate Sale and Purchase Agreement with Hyatt Servicing Ltd. ( “Hyatt”).  Pursuant to the agreement, on the terms and subject to the conditions set forth therein, Hyatt agreed to acquire and
CGHL agreed to sell another 24 shares of CMNE Holdings, representing 6% of the issued share capital of CMNE Holdings, for consideration of HK$14,400,000 in cash.

Upon completion of the transactions contemplated by the two Sale and Purchase
Agreements, our indirect shareholding in CMNE Holdings will decrease from 25% to
10%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: May 16, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer